UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               AXCAN PHARMA INC.
                               -----------------
                                (Name of Issuer)

                          Common Shares, no par value
                          ---------------------------
                         (Title of Class of Securities)

                                   054923107
                                   ---------
                                 (CUSIP Number)

                             Kenneth M. Socha, Esq.
                    Perseus-Soros BioPharmaceutical Fund, LP
                         The Army and Navy Club Building
                         1627 I Street, N.W., Suite 610
                             Washington, D.C. 20006
                                 (202) 452-0101
                       -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 27, 2002
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_| .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 24 Pages
                             Exhibit Index: Page 18

                                   SCHEDULE 13D

CUSIP No. 054923107                                           Page 2 of 24 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS-SOROS BIOPHARMACEUTICAL FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.| |
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,500,000
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,500,000
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  PN

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 3 of 24 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS-SOROS PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  2,500,000
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    2,500,000
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO

                                   SCHEDULE 13D

CUSIP No. 054923107                                          Page 4 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS BIOTECH FUND PARTNERS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,500,000
  Each
 Reporting                 9        Sole Dispositive Power
  Person                                    0
   With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO

                                   SCHEDULE 13D

CUSIP No. 054923107                                          Page 5 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM PARTICIPATION, LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,500,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  PN

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 6 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SFM AH LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,500,000
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 7 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUS EC, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    2,500,000
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 8 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PERSEUSPUR, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    2,500,000
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 9 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  FRANK H. PEARL (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    2,500,000
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  IA

                                   SCHEDULE 13D
CUSIP No. 054923107                                          Page 10 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    2,500,000
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  IA

CUSIP No. 054923107                                          Page 11 of 24 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a.|_|
                                                     b.|X|

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
  Shares
Beneficially               8        Shared Voting Power
Owned By                                    2,500,000
   Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,500,000

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,500,000

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            |_|

13       Percent of Class Represented By Amount in Row (11)

                                            5.60%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                                             Page 12 of 24 Pages


                  This Amendment No. 1 to Schedule 13D relates to the Common Shares, no par value (the "Common Shares"), of Axcan Pharma Inc., a Canadian corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13D, dated July 17, 2000 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to supplementally amend Item 2 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.  Identity and Background

                  This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership (the "Purchaser");

                  (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP");

                  (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners");

                  (iv)     SFM   Participation,    LP,   a   Delaware   limited
partnership ("SFM Participation");

                  (v) SFM AH LLC, a Delaware limited liability company ("SFM AH LLC");

                  (vi) Perseus EC, LLC, a Delaware limited liability company ("Perseus EC");

                  (vii) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur");

                  (viii)    Mr. Frank H. Pearl ("Mr. Pearl");

                  (ix)   Mr. George Soros ("Mr. Soros"); and

                  (x)     Soros  Fund  Management  LLC,  a  Delaware   limited
liability company ("SFM LLC").

                  This Statement relates to the Common Shares held for the accounts of the Purchaser.

                  Effective December 31, 2002, SFM AH Inc. was converted into SFM AH LLC. On such date, Mr. Soros, the sole owner of SFM AH LLC, contributed his interest in SFM AH LLC to Soros Private Funds Management LLC, a Delaware limited liability company ("SPFM") wholly-owned by Mr. Soros. SPFM is the sole managing member of SFM AH LLC. Neither SPFM nor SFM AH LLC have executive officers or directors. As a result, Annex C of the Initial Statement is hereby deleted.

                  On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him $2.28 million on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

                  Rappahannock   Investment  Company,  a  Delaware   corporation
("Rappahannock"), assigned its managing member interest in PBFP Partners to Perseuspur on July 28, 2000. Perseuspur was formed in order to engage in the acquiring, holding and disposing of investments in various companies for investment purposes. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of the executive officers of Perseuspur. Perseuspur assigned its managing member interest in PBFP Partners to Perseus EC on April 11, 2002. Perseuspur is a member of Perseus EC. Perseus EC was formed in order to manage PBFP Partners and to make investments through PBFP Partners and to fulfill such other purposes as may be determined by PBFP Partners from time to time. Set forth in Annex B hereto and incorporated by reference in response to this Item 2 and elsewhere in this Schedule 13D as applicable is a list of executive officers of Perseus EC. Mr. Pearl is the sole member of Perseuspur and, in such capacity, he may be deemed a beneficial owner of the Common Shares beneficially owned by Perseuspur. The principal business address of each of Perseus EC and Perseuspur is 2099 Pennsylvania Avenue, Suite 9001, Washington, D.C. 20006-1813.

                                                            Page 13 of 24 Pages


                  During the last five years, neither Perseus EC nor Perseuspur, nor to the best of their knowledge, any individual otherwise identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as finding any violation with respect to such laws.

                  Information contained herein concerning SFM Participaton, SFM AH LLC, SFM LLC and Mr. Soros has been provided by SFM LLC and the other
Reporting Persons assume no responsibility for such information. Information contained herein conerning Perseus Partners, Perseus EC, Perseuspur and Mr.
Pearl has been provided by each such Reporting Person and the other Reporting Persons assume no responsibility for such information.

Item 5.  Interest in Securities of the Issuer

         (a) Each of the Reporting Persons may be deemed the beneficial owner of the 2,500,000 Common Shares held for the account of the Purchaser (approximately 5.60% of the total number of Common Shares outstanding).

         (b) (i) Each of the Purchaser and PSP GP may be deemed to have the sole power to direct the voting and disposition of the 2,500,000 Common Shares held for the account of the Purchaser.

                  (ii) Each of PBFP Partners, SFM Participation, SFM AH LLC, Perseus EC, Perseuspur, Mr. Pearl, Mr. Soros and SFM LLC may be deemed to have shared power to direct the voting and disposition of the 2,500,000 Common Shares held for the account of the Purchaser.

         (c) There have been no transactions effected with respect to the Common Shares since November 9, 2002 (sixty days prior to the date hereof) by any of the Reporting Persons.

         (d) The partners of the Purchaser have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Common Shares held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

         (e) Rappahannock ceased to be a beneficial owner of more than five percent of the Common Shares on July 28, 2000.


Item 7.  Material to be Filed as Exhibits

         The Exhibit Index is incorporated herein by reference.

                                                             Page 14 of 24 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 8, 2003               PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                    By:      Perseus-Soros Partners, LLC,
                                             Its General Partner

                                    By:      SFM Participation, LP,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS-SOROS PARTNERS, LLC

                                    By:      SFM Participation, L.P.,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By:     Perseus EC, LLC
                                            Its Managing Member

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUS EC, LLC

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUSPUR, LLC

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    FRANK H. PEARL

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name: Frank H. Pearl

                                                             Page 15 of 24 Pages

                                    SFM PARTICIPATION, L.P.

                                    By:     SFM AH LLC,
                                            Its General Partner

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SFM AH LLC

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    GEORGE SOROS

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SOROS FUND MANAGEMENT LLC

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Assistant General Counsel

                                                             Page 16 of 24 Pages


                                    ANNEX A

                     EXECUTIVE OFFICERS OF PERSEUS EC, LLC

NAME/TITLE/             PRINCIPAL               BUSINESS
CITIZENSHIP             OCCUPATION              ADDRESS
-----------             ----------              --------

Frank H. Pearl          Executive officer       2900 Pennsylvania Avenue
Chariman, President     of Perseus, LLC and     Suite 900
 and Chief              its related entities    Washington, D.C.  20006-1813
 Executive Officer
United States

Kenneth M. Socha        Executive officer       2099 Pennsylvania Avenue
Executive Vice          of Perseus, LLC and     Suite 900
 President              its related entities    Washington, D.C.  20006-1813
United States

Rodd Macklin            Executive officer of    2099 Pennsylvania Avenue
Secretary and           Perseus, LLC and        Suite 900
 Treasurer              its related entities    Washington, D.C.  20006-1813
United States

               Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Common Stock of the Issuer or securities derivative thereof.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer or securities derivative thereof.

                                                             Page 17 of 24 Pages


                                    ANNEX B

                     EXECUTIVE OFFICERS OF PERSEUSPUR, LLC

NAME/TITLE/             PRINCIPAL               BUSINESS
CITIZENSHIP             OCCUPATION              ADDRESS
-----------             ----------              --------

Frank H. Pearl          Executive officer       2900 Pennsylvania Avenue
Chariman, President     of Perseus, LLC and     Suite 900
 and Chief              its related entities    Washington, D.C.  20006-1813
 Executive Officer
United States

Kenneth M. Socha        Executive officer       2099 Pennsylvania Avenue
Executive Vice          of Perseus, LLC and     Suite 900
 President              its related entities    Washington, D.C.  20006-1813
United States

Rodd Macklin            Executive officer of    2099 Pennsylvania Avenue
Secretary and           Perseus, LLC and        Suite 900
 Treasurer              its related entities    Washington, D.C.  20006-1813
United States

               Except as otherwise disclosed elsewhere in this Schedule 13D, to the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Common Stock of the Issuer or securities derivative thereof.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer or securities derivative thereof.

                                                             Page 18 of 24 Pages

                                  EXHIBIT INDEX


5.   Joint  Filing  Agreement,  dated  as of  January  8,  2003,  by and  among Perseus-Soros  Biopharmaceutical  Fund, LP,
     Perseus-Soros  Partners,  LLC, Perseus Biotech Fund Partners,
     LLC, Perseus EC, LLC, Perseuspur,  LLC, Mr. Frank H. Pearl,
     SFM  Participation,  LP, SFM AH LLC, Mr.  George Soros and
     Soros Fund Management LLC.........................................       19

6.   Power of Attorney, dated as of October 30, 2002, granted
     by Mr. George Soros in favor of Mr. Armando T. Belly, Ms. Jodye
     Anzalotta, Mr. John F. Brown, Ms. Maryann Canfield, Mr. Richard D.
     Holahan, Jr. and Mr. Robert Soros.................................       21

7.   Limited Power of Attorney, dated as of August 21, 2002, granted by Soros Private Funds Management LLC in favor of Ms. Jodye
     Anzalotta, Mr. Armando Belly, Ms. Maryann Canfield,
     Mr. Richard D. Holahan, Jr., Ms. Eve Mongiardo, Mr. Neal
     Moszkowski, Mr. Michael Prozan, Mr. Frank V. Sica and
     Mr. Robert Soros..................................................       22

                                                             Page 19 of 24 Pages

                                                                       EXHIBIT 5


                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the common shares, no par value, of Axcan Pharma Inc., dated as of January 8, 2003, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: January 8, 2003               PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP

                                    By:      Perseus-Soros Partners, LLC,
                                             Its General Partner

                                    By:      SFM Participation, LP,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS-SOROS PARTNERS, LLC

                                    By:      SFM Participation, L.P.,
                                             Its Managing Member

                                    By:      SFM AH LLC,
                                             Its General Partner

                                    By:      Soros Private Funds Management LLC,
                                             Its Managing Member

                                    By:      /s/  Richard D. Holahan, Jr.
                                             -------------------------------
                                             Name:  Richard D. Holahan, Jr.
                                             Title: Attorney-in-Fact

                                    PERSEUS BIOTECH FUND PARTNERS, LLC

                                    By:     Perseus EC, LLC
                                            Its Managing Member

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUS EC, LLC

                                    By:     Perseuspur, LLC
                                            Its Member

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    PERSEUSPUR, LLC

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name:  Frank H. Pearl
                                             Title: Sole Member

                                    FRANK H. PEARL

                                    By:      /s/  Frank H. Pearl
                                             ---------------------------
                                             Name: Frank H. Pearl

                                                             Page 20 of 24 Pages

                                    SFM PARTICIPATION, L.P.

                                    By:     SFM AH LLC,
                                            Its General Partner

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SFM AH LLC

                                    By:     Soros Private Funds Management LLC,
                                            Its Managing Member

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    GEORGE SOROS

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Attorney-in-Fact

                                    SOROS FUND MANAGEMENT LLC

                                    By:     /s/  Richard D. Holahan, Jr.
                                            ----------------------------
                                            Name:  Richard D. Holahan, Jr.
                                            Title: Assistant General Counsel